Ambac Appoints Joan Lamm-Tennant to Its Board of Directors

NEW YORK, NY, February 28, 2018 (GLOBE NEWSWIRE) -- Ambac Financial Group, Inc. (Nasdaq: AMBC) ("Ambac"), a holding company whose subsidiaries provide financial guarantees, announced today the appointment of Joan Lamm-Tennant to its board of directors, effective March 1, 2018. Ms. Lamm-Tennant will serve as the board’s seventh member and has been appointed to the Audit and Strategy & Risk Policy Committees.

Commenting on today’s announcement Jeffrey S. Stein, Chairman, said, “We welcome Joan to the Board of Directors. We are confident that her knowledge and breadth of experience in the insurance industry and understanding of risk will play a key role in helping to shape Ambac’s future.”

“We are very pleased and fortunate to add a thought leader of Joan’s caliber in the insurance industry to Ambac’s Board and expect that she will make significant contributions to help shape our vision and strategy going forward.” Claude LeBlanc, President and Chief Executive Officer commented

Ms. Lamm-Tennant said, “I am extremely pleased to join Ambac’s Board and very much looking forward to working with the other Directors and the management team. Ambac has made considerable progress in the last several years and I look forward to contributing to a rich future for the company.”

Ms. Lamm-Tennant brings over 20 years of risk management and advisory experience within the insurance industry in professional and executive roles and is a prominent speaker on insurance and related matters. She is the founder and Chief Executive Officer of Blue Marble Microinsurance, a business collaborative established to provide risk protection to the emerging middle class in Africa, Asia and Latin America. Prior to Blue Marble, Ms. Lamm-Tennant was Global Chief Economist and Risk Strategist of Guy Carpenter & Company, LLC, the reinsurance and risk advisory operating company of Marsh & McLennan Companies. Before joining Guy Carpenter, Ms. Lamm-Tennant was Senior Vice-President and Founder of General Re Capital Consultants. Prior to her executive positions in industry, she was a professor at Villanova University and Adjunct Professor at the Wharton School, University of Pennsylvania and St. Mary’s University.

She is also a member of the Board of Directors of Element Fleet Management Corporation, Hamilton Insurance Group, LTD. and International Insurance Society, Inc., a non-profit organization.

Ms. Lamm-Tennant holds a Ph.D. in Finance and Investments from the University of Texas, Austin. In addition, she holds an M.B.A. in Finance from St. Mary's University, San Antonio, Texas and a B.B.A. with Honors in Accounting from St. Mary's University, San Antonio, Texas.

Ms. Lamm-Tennant is the recipient of the 2013 APIW Insurance Woman of the Year and the 2012 International Insurance Society Kenneth Black Award for service and commitment to the advancement of the global industry.

About Ambac
Ambac Financial Group, Inc. ("Ambac"), headquartered in New York City, is a holding company whose subsidiaries, including its principal operating subsidiaries, Ambac Assurance Corporation ("AAC"), Everspan Financial Guarantee Corp. and Ambac Assurance UK Limited ("Ambac UK"), provide financial guarantees to clients in both the public and private sectors globally. AAC is a guarantor of public finance and structured finance obligations. Ambac's common stock trades on the NASDAQ Global Select Market under the symbol “AMBC”. The Amended and Restated Certificate of Incorporation of Ambac contains substantial restrictions on the ability to transfer Ambac’s common stock. Subject to limited exceptions, any attempted transfer of common stock shall be prohibited and void to the extent that, as a result of such transfer (or any series of transfers of which such transfer is a part), any person or group of persons shall become a holder of 5% or more of Ambac’s common stock or a holder of 5% or more of Ambac's common stock increases its ownership interest. Ambac is committed to providing timely and accurate information to the investing public, consistent with our legal and regulatory obligations. To that end, we use our website to convey information about our businesses, including the anticipated release of quarterly financial results, quarterly financial, statistical and business-related information, and the posting of updates to the status of certain residential mortgage backed securities litigations. For more information, please go to www.ambac.com.

Contact
Lisa A. Kampf
Managing Director, Investor Relations
(212) 208-3177
lkampf@ambac.com

Source: Ambac Financial Group, Inc.